SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: April 14, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Second Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended February 28, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

James Sinclair

Date:   April 14, 2009

James E. Sinclair

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2009 and February 29, 2008

Unaudited

Prepared by Management

Vancouver, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2009 and February 29, 2008

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

As at February 28, 2009 and August 31, 2008

(Expressed in Canadian Dollars)

	February 28 2009	August 31 2008
Assets

Current assets:
Cash and cash equivalents	$1,218,652	$1,195,237
Accounts and other receivables	86,491	75,021
Inventory	365,678	452,339
Prepaid expenses	95,089	88,340
	1,765,910	1,810,937

Mineral properties and deferred exploration costs (note 3)	26,685,712	24,360,343

Equipment and leasehold improvements	754,978	794,014

	$29,206,600	$26,965,294

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$480,074	$502,777
Current portion of obligations under capital lease	51,214	43,626
	531,288	546,403

Obligations under capital lease	19,391	38,435

Shareholders’ equity:
Share capital (note 4)	64,195,400	61,705,400
Share subscriptions received	1,013,710	-
Contributed surplus	685,489	399,690
Deficit	(37,238,678)	(35,724,634)
	28,655,921	26,380,456

Nature of operations (note 1)
Subsequent events (note 6)

	$29,206,800	$26,965,294

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

“Norman Betts”

, Director

“James Sinclair”

, Director

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the Three and Six Months ended February 28, 2009 and February 29, 2008

(Expressed in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2009	2008	2009	2008
	$	$	$	$
EXPENSES
Amortization	24,752	26,513	49,377	41,124
Annual General Meeting, Printing & Mailout	88,230	95,201	88,583	95,393
Consulting and Management Fees	42,179	76,323	102,043	99,698
Directors’ Fee	112,642	114,786	225,800	231,775
Insurance	24,358	24,185	49,048	47,623
Membership, Courses & Publications	3,711	-	4,845	604
New Property Investigation Costs	8,419	4,193	19,481	18,185
Office and Administration	19,349	12,750	49,859	50,511
Office Rentals	22,195	12,764	43,017	32,481
Press Releases	685	10,341	899	15,963
Professional Fees	141,010	136,224	232,651	185,673
Promotion and Shareholder Relations	4,471	3,774	7,418	6,863
Salaries and Benefits	320,507	247,346	596,146	531,613
Stock-based compensation	50,808	14,133	102,176	41,540
Telephone and Fax	3,984	4,761	9,211	11,144
Transfer Agent and Listing	68,854	53,906	115,806	101,905
Travel and Accommodation	13,546	15,942	30,207	22,346
Other	6,437	-	8,355	-
	956,137	853,142	1,734,922	1,534,441

OTHER (INCOME) EXPENSE
Property Write-off (note 3)	-	280,503	-	552,410
Gain on sale of short term investments	-	-	-	-
Interest Expense (Income), net	2,183	(12,079)	2,120	(20,221)
Interest – Capital lease	1,971	4,688	3,968	4,688
Foreign Exchange Loss (Gain)	(41,160)	26,082	(226,966)	61,818
	(37,006)	299,194	(220,878)	598,695

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	919,131	1,152,336	1,514,044	2,133,136
DEFICIT, BEGINNING OF PERIOD	36,319,547	33,007,389	35,724,634	32,026,589
DEFICIT, END OF PERIOD	$37,238,678	$34,159,725	$37,238,678	$34,159,725

Basic and diluted loss per share	($0.010)	($0.014)	($0.017)	($0.025)

Weighted average shares outstanding	88,547,886	87,596,013	88,743,421	87,040,457

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

For the Three and Six Months ended February 28, 2009 and February 29, 2008

(Expressed in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2009	2008	2009	2008
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(919,131)	(1,152,336)	(1,514,044)	(2,133,136)
Items not affecting cash:
Write off of Mineral Properties	-	280,502	-	552,410
Depreciation	24,752	26,513	49,377	41,124
Stock-based compensation	50,811	14,133	102,176	41,540
Non-cash directors’ fees	81,801	79,675	164,511	159,353
	(761,767)	(751,513)	(1,197,980)	(1,338,709)
Change in non-cash working capital items:
Accounts and Other Receivables	(11,541)	10,597	(11,470)	(10,461)
Inventory	119,915	(30,601)	86,661	(124,254)
Prepaid Expenses	(28,638)	(49,828)	(6,749)	(33,452)
Accounts Payable	(56,251)	423,540	(22,703)	81,717
	(738,282)	(397,805)	(1,152,241)	(1,425,159)

Investing Activities
Mineral properties and deferred exploration expenditures	(1,293,486)	(511,261)	(2,337,351)	(1,040,042)
Option payments received and recoveries	31,094	206,485	31,094	188,567
Repayment of obligations under lease	(10,701)	(9,550)	(11,456)	(21,910)
Capital assets (additions) disposal, net	(9,662)	(12,075)	(10,341)	(12,866)
	(1,282,755)	(326,401)	(2,328,054)	(886,251)
Financing Activities
Share capital issued	1,490,000	928,009	2,490,000	2,928,004
Share subscriptions received	203,507	-	1,013,710	-
	1,693,507	928,009	3,503,710	2,928,004
NET INCREASE (DECREASE) IN CASH	(327,530)	203,803	23,415	616,594
CASH BEGINNING OF PERIOD	1,546,182	2,015,061	1,195,237	1,602,270
CASH END OF PERIOD	1,218,652	2,218,864	1,218,652	2,218,864

Issuance of share capital for subscriptions previously received	-	446,996	-	821,996
Stock based compensation capitalized to mineral properties	9,613	-	19,112	-

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months ended February 28, 2009 and February 29, 2008

(Expressed in Canadian Dollars)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2008.

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2008, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(a)

Section 1535 – Capital Disclosures

This section requires disclosure of any entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue to support exploration and development of mineral properties.

The Company considers the items included in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions as the risk characteristics of the underlying assets.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Company is not exposed to externally imposed capital requirements.

(b)

Section 3862 and 3863– Financial Instruments – Disclosures and Presentation

This section replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.  The CICA also issued Section 3863 –

Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(i)

Disclosure

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities.

Cash and short-term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.

The fair values of cash, accounts receivable, account payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

(ii)

 Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

The Company is mainly exposed to credit risk on its bank accounts and its short-term deposits.  Bank accounts and short-term deposits are with Canadian Schedule 1 banks with a $20 million counterparty credit limit.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements after taking into account the Company’s holding of cash.  The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.

(c)

Section 3031 – Inventories

This section replaced CICA section 3030 of the same name.  The new guidance provides additional measurement and disclosure requirements.  While this standard has been adopted, it has no financial statement impact on the Company.

Recently released Canadian accounting standards:

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s interim and annual financial statements for its fiscal year ending August 31, 2010.

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Six Months Ended February 28, 2009 and Year Ended August 31, 2008

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2006	$ 6,393,041	$ 4,079,789	$ 1,748,284	$ 2,826,034	$ 1,077,512	$ 955,269	-	$ 762,709	$ 486,601	$ 2,264,709	$20,593,948
Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
Exploration expenditures:
Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
	(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712
Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,669)	(1,265,031)
Balance August 31, 2007	$ 6,316,844	$ 4,233,154	$4,061,498	$ 2,834,740	$ 1,140,999	$ 876,756	$ -	$ 462,473	$ 348,308	$ 2,184,857	$ 22,459,629

Exploration expenditures:
Camp, field supplies and travel	-	6,344	312,588	13,163	6,311	-	4,004	1,015	3,497	65,647	406,225
Exploration and field overhead	-	-	895,209	40,114	14,770	31,636	25,037	18,681	19,091	223,454	1,274,336
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	179,631	3,813	9,988	603	9,512	3,277	2,883	99,548	309,255
Property acquisition costs	-	-	19,260	-	47,711	14,077	-	-	-	298,176	379,224
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	594,400	-	-	-	-	-	-	-	594,400
Recoveries	(108,533)	(123,451)	-	-	-	(59,440)	-	-	(98,822)	-	(390,246)
	(108,533)	(117,107)	2,001,088	57,090	78,780	(13,124)	38,553	22,973	(73,351)	686,825	2,573,194
Write-offs	-	-	(31,220)	(129,566)	(6,801)	(190,020)	-	(8,472)	(256,438)	(49,961)	(672,478)
Balance August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	$ 2,821,719	$24,360,343

Exploration expenditures:
Camp, field supplies and travel	-	-	145,543	5,662	-	-	-	4,731	-	4,465	160,401
Exploration and field overhead	30,529	-	544,885	30,702	82	2,841	794	8,152	1,455	109,308	728,748
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	241,614	13,273	-	-	10,728	17,141	-	25,079	307,835
Property acquisition costs	-	-	25,713	-	-	15,175	-	-	-	121,822	162,710
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	996,769	-	-	-	-	-	-	-	996,769
Recoveries	(31,094)	-	-	-	-	-	-	-	-	-	(31,094)
	(565)	4,116,047	1,954,524	49,637	82	18,016	11,522	30,024	1,455	260,674	2,325,369
Write-offs	-	-	-	-	-	-	-	-	-	-	-
Balance February 28, 2009	$ 6,207,746	$ 4,116,047	$ 7,985,890	$ 2,811,901	$ 1,213,060	$ 691,628	$ 50,075	$ 506,998	$ 19,974	$ 3,082,393	$26,685,712

3.

Mineral properties and deferred exploration costs

(a) & (b)

Itetemia Project and Luhala Project:

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (“Sloane”), a UK based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain prospecting licenses in the Lake Victoria greenstone belt of Tanzania by making annual option payments and payment for each retained license, and incurring $1 million in expenditures on the licenses.

Two licenses located at Itetemia are subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL).

(c)

Kigosi Project:

The Company continues its own exploration program on the Kigosi property.

(d) & (e)

Tulawaka and Biharamulo

Three Tulawaka licences and Three Biharamulo licences are subject to an option agreement with MDN Inc.

4.

Share Capital

(a)

Issued common shares and share subscriptions:

	Number of shares	Amount ($)
Balance, August 31, 2008	88,114,352	61,705,400
Issued for private placements	679,606	1,740,000
Issued pursuant to share subscriptions agreement	141,809	750,000
Issued pursuant to Restricted Share Unit Plan	-	-
Balance, February 28, 2009	88,935,767	64,195,400

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a Private Placement Subscription Agreement (the “current Agreement”) with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the current Agreement, Mr. Sinclair agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  As at February 28, 2009 eight of the eight quarterly tranches have been subscribed for.

On February 3, 2009, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement (the “new Agreement”) with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the new Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2009.

During the six months ended February 28, 2009, on October 10, 2008 the Company issued 327,225 common shares at a price of $3.056 per share for a $1,000,000 pursuant to a subscription agreement dated October 1, 2008 with Mr. Sinclair, Chairman and CEO.

On December 9, 2008 the Company completed a private placement with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.

Under the current Agreement with Mr. Sinclair, on January 13, 2009 the Company completed the 7th tranche of the $3 million private placement for 69,832 common shares at $5.37 per share for proceeds of $375,000.

Under the current Agreement with Mr. Sinclair, on February 20, 2009 the Company completed the 8th tranche of the $3 million private placement for 71,977 common shares at $5.21 per share for proceeds of $375,000.

(b)

Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and outside directors are compensated for their services to the Company.  The annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At February 28, 2009 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

2006

 18,800

2007

 56,007

2008

148,369

At February 28, 2009 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2009

69,582

2010

56,007

2011

97,587

For the six month period ended February 28, 2009, stock-based compensation expense related to the issue of restricted stock was $285,799 (2008 - $200,893).

5.

Transactions with Related parties

During the six months ended February 28, 2009, $216,344 was paid or payable by the Company to directors for professional fees. Directors were paid $ 51,833 in cash and $164,511 in non cash equivalent RSU during the six month period ended February 28, 2009 compared to $72,421 and $159,353 respectively during the six month period ended February 29. 2008. The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the six months ended February 28, 2009, the legal expense charged by this firm was $109,867.    On October 10, 2008 the Company issued 327,225 common shares at a price of $3.056 per share for a $1,000,000 pursuant to a subscription agreement dated October 1, 2008 with Mr. Sinclair, Chairman and CEO.

Under the current Agreement with Mr. Sinclair, on January 13, 2009 the Company completed the 7th tranche of the $3 million private placement for 69,832 common shares at $5.37 per share for proceeds of $375,000.

Under the current Agreement with Mr. Sinclair, on February 20, 2009 the Company completed the 8th tranche of the $3 million private placement for 71,977 common shares at $5.21 per share for proceeds of $375,000.

At February 28, 2009, the Company has a receivable of $38,049 from Mr. J. Sinclair.

6.

Subsequent Event

On March 4, 2009 the Company issued 189,036 common shares at a price of $5.29 per share for proceeds of $1,000,000 pursuant to a subscription agreement dated February 23, 2009 with Mr. Sinclair, Chairman and CEO.

On March 27, 2009 the Company entered into a private placement subscription agreement with Mr. Sinclair for 248,139 common shares at a price of $6.045 per share for proceeds of $1,500,000.  The private placement is subject to regulatory approval.

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Six Months ended February 28, 2009

(in Canadian dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2008 and 2007.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is April 13, 2009.

Overall Performance

As of February 28, 2009 the Company had Current Assets of $1,765,910 as compared to $1,810,937 on August 31, 2008.  Deferred Exploration Costs amounted to $26,685,712.

The Company has issued common shares in the amount of $2,490,000 (821,415 shares in this six month period).

Selected Financial Information

	As at and for the year ended Aug 31, 2008	As at and for the year ended Aug 31, 2007	As at and for the six months ended Feb. 28, 2009	As at and for the six months ended Feb. 29, 2008
Total Revenues	$0	$0	$ 0	$ 0
Net Loss for the period	($3,698,045)	($3,921,469)	($1,514,044)	($2,180,136)
Basic and diluted loss per share	($0.04)	($0.05)	($0.017)	($0.025)
Total assets	$26,965,294	$25,421,472	$29,206,600	$26,430,046
Total long term financial liabilities	$38,435	$75,912	$19,391	54,976
Cash dividends declared per share	$0	$0	$0	$0

Results of Operations

Net loss for the six month period ended February 28, 2009 was $1,514,044 compared to $2,133,136 for the comparable period in 2008.  For the three month period ended February 28, 2009 and February 28, 2008, the net loss was $919,131 and $1,152,336, respectively.  Due to the Company’s concentration on its drill program mainly at Kigosi, the net spending on Mineral Properties and Deferred Cost has increased to $2,337,351 during the six month period ended February 28, 2009 from $1,040,042 for the six month period ended February 29, 2008.  For the second quarter ending on February 28, 2009, the net expenditures on Mineral Properties and Deferred Exploration were $1,293,486 while for the second quarter ended February 29, 2008, the Mineral Properties and Deferred Exploration Costs were $511,261.  The recoveries have decreased to $31,094 during 2009 from $206,485 during 2008.  This decrease is due to payment from Sloane Development Ltd.

The increased activities in the Kigosi drill program has resulted in increased salaries and benefits expense from $531,613 for the six month period ended February 29, 2008 to $596,146 for the six month period ended February 28, 2009.  The expenses for the corresponding three month period ending February 28, 2009 and February 29, 2008 were $320,507 and $247,346 respectively. Professional fees increased by $46,978 for the six month period ended February 28, 2009 to $232,651 from $185,673 for six month period ended February 29, 2008. The increase was due to legal fees for contract review and audit accrual.  For the six months ending February 28, 2009, the foreign exchange gain was $226,967 compared to an exchange loss of $61,818 for the same period ended February 29, 2008. This is an improvement of $221,544 from the same period in 2008 due the improvement of the 6 months’ average US dollar exchange rate from $0.99 at February 29, 2008 to $1.19 at February 28, 2009. Directors’ fees expenses were $225,800 and $231,775 for the six month period ended February 28, 2009 and February 29, 2008, respectively.  Restricted Stock Unit (“RSU”) expense included in the Directors’ fee for 2009 and 2008 were $164,511 and 159,353, respectively.  Stock based compensation expense increased to $102,176 in 2009 from $41,540 in 2008 due to issuance of 2008 RSU in May 2008, which will vest in 2011.

Summary of Quarterly Results (unaudited)

	2009 February 28	2008 November 30	2008 August 31	2008 May 31	2008 February 29	2007 November 30	2007 August 31	2007 May 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($919,131)	($594,913)	($660,145)	($904,764)	($1,152,336)	($980,800)	($1,624,739)	($697,573)
Basic and diluted loss per share	($0.010)	($0.007)	($0.007)	($0.010)	($0.014)	($0.011)	($0.020)	($0.008)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding.

During the six month period ended February 28, 2009, the Company issued 327,225 shares in private placements with Mr. James E. Sinclair, the Company’s Chairman and CEO, for $1,000,000 and 141,809 shares issued for subscription previously received ($750,000).

In addition, on December 9, 2008 the Company completed a private placement with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.

As of February 28, 2009 the Company’s working capital position was $1,234,622 as compared to $1,264,534 on August 31, 2008.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at February 28, 2009:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	US$60,465(1)	US$44,712	US$15,753	Nil	Nil

  (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of up to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $50 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$1,502,500	$389,500	$785,000	$328,000	Nil

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a Private Placement Subscription Agreement (the “current Agreement”) with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the current Agreement, Mr. Sinclair agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  As at February 28, 2009 eight of the eight quarterly tranches have been subscribed for.

On February 3, 2009, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement (the “new Agreement”) with the Company under which he agreed to subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the new Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2009.

During the six months ended February 28, 2009, on October 10, 2008 the Company issued 327,225 common shares at a price of $3.056 per share for a $1,000,000 pursuant to a subscription agreement dated October 1, 2008 with Mr. Sinclair, Chairman and CEO.

On December 9, 2008 the Company completed a private placement with Van Tongeren Management LLC for 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.

Under the current Agreement with Mr. Sinclair, on January 13, 2009 the Company completed the 7th tranche of the $3 million private placement for 69,832 common shares at $5.37 per share for proceeds of $375,000.

Under the current Agreement with Mr. Sinclair, on February 20, 2009 the Company completed the 8th tranche of the $3 million private placement for 71,977 common shares at $5.21 per share for proceeds of $375,000.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the six months ended February 28, 2009, $216,344 was paid or payable by the Company to directors for professional fees. Directors were paid $ 51,833 in cash and $164,511 in non cash equivalent RSU during the six month period ended February 28, 2009 compared to $72,421 and $159,353 respectively during the six month period ended February 29. 2008. The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the six months ended February 28, 2009, the legal expense charged by this firm was $109,867.

During the six months ended February 28, 2009, on October 10, 2008 the Company issued 327,225 common shares at a price of $3.056 per share for a $1,000,000 pursuant to a subscription agreement dated October 1, 2008 with Mr. Sinclair, Chairman and CEO.

Under the current Agreement with Mr. Sinclair, on January 13, 2009 the Company completed the 7th tranche of the $3 million private placement for 69,832 common shares at $5.37 per share for proceeds of $375,000.

Under the current Agreement with Mr. Sinclair, on February 20, 2009 the Company completed the 8th tranche of the $3 million private placement for 71,977 common shares at $5.21 per share for proceeds of $375,000.

At February 28, 2009, the Company has a receivable of $38,049 from Mr. J. Sinclair.

Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and outside directors are compensated for their services to the Company.  The annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At February 28, 2009 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

2006

 18,800

2007

 56,007

2008

148,369

At February 28, 2009 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2009

69,582

2010

56,007

2011

97,587

For the six month period ended February 28, 2009, stock-based compensation expense related to the issue of restricted stock was $285,799 (2008 - $200,893)

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2008, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(a)

Section 1535 – Capital Disclosures

This section requires disclosure of any entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue to support exploration and development of mineral properties.

The Company considers the items included in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions as the risk characteristics of the underlying assets.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Company is not exposed to externally imposed capital requirements.

(b)

Section 3862 and 3863– Financial Instruments – Disclosures and Presentation

This section replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.  The CICA also issued Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(iii)

Disclosure

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities.

Cash and short-term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.

The fair values of cash, accounts receivable, account payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

(iv)

 Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

The Company is mainly exposed to credit risk on its bank accounts and its short-term deposits.  Bank accounts and short-term deposits are with Canadian Schedule 1 banks with a $20 million counterparty credit limit.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements after taking into account the Company’s holding of cash.  The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.

(c)

Section 3031 – Inventories

This section replaced CICA section 3030 of the same name.  The new guidance provides additional measurement and disclosure requirements.  While this standard has been adopted, it has no financial statement impact on the Company.

Recently released Canadian accounting standards:

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s interim and annual financial statements for its fiscal year ending August 31, 2010.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and associated costs.  The Company has not recorded a write-down of on mineral properties abandoned during the period ended February 28, 2009.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were

89,124,803 common shares outstanding.  223,176 Restricted Stock Units have been granted but not issued.  There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Subsequent Event

On March 4, 2009 the Company issued 189,036 common shares at a price of $5.29 per share for proceeds of $1,000,000 pursuant to a subscription agreement dated February 23, 2009 with Mr. Sinclair, Chairman and CEO.

On March 27, 2009 the Company entered into a private placement subscription agreement with Mr. Sinclair for 248,139 common shares at a price of $6.045 per share for proceeds of $1,500,000.  The private placement is subject to regulatory approval.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Kigosi Project

Assay results from a multi-phased drill program that commenced in July 2008 confirmed extensions to drill-targeted reefs on the Company's Kigosi Project. The program included 3,418 metres of diamond drilling, 5,974 meters of RC (Reverse Circulation) drilling and 7,688 meters of RAB (Rotary Air Blast) drilling.

Among the higher grade gold intercepts reported within the Luhwaika Prospect Area were 2.0 metres grading 9.40 g/t (grams per tonne); 2.0 metres averaging 7.06 g/t; 3.0 metres at 6.38 g/t including 1.0 metre averaging 15.96 g/t; 5.0 metres grading 2.93 g/t and 1.0 metre at 10.1 g/t. One 2.0 metre interval in gravel returned 6.64 g/t including 1.0 metre averaging 12.95 g/t. RC drilling of the new Igunda discovery returned some excellent gold values including 1.0 metre averaging 35.0 g/t; 2.0 metres grading 4.58 g/t; and 2.0 metres averaging 3.27 g/t.

The deepest gold bearing intercept reported to date occurs at a down hole depth of 291.75 metres or approximately 950 feet.

The deep diamond drilling at Luhwaika indicated that the reef structures continue at depth, creating new target areas for subsequent evaluation. In addition, deeper diamond drilling at Igunda suggested the gold-bearing structure also continues at depth. The infill RC drilling further confirmed the presence and persistence of shallow plunging high grade gold shoots.

The next exploration phase at Kigosi will be to validate the results obtained from the initial RC assay results on the sub-surface gravels. The RC program for drill testing the surface gravels commenced in mid-February and has made good progress.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Controls and Procedures

During the quarter period ended February 28, 2009 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2008.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2008:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness is pervasive.

Changes in Internal Controls over Financial Reporting

There has been no material change in internal control over financial reporting.

•

Management continues to review the current assignment of responsibilities and has reassigned responsibilities to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of August 31, 2008 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending February 28, 2009;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  April 13, 2009

“James Sinclair”

James E. Sinclair

Chairman and CEO

Form 52-109F2 - Certification of Interim Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending February 28, 2009;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  April 13, 2009

“Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer